UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

001-13901
(Commission File Number)
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AMERIS BANCORP
Nasdaq Global Select Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
________________________________________________________

Ameris Bancorp
3490 Piedmont Road N.E., Suite 1550
Atlanta, Georgia 30305
(404) 639-6500
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive officers)

Common Stock, par value $1.00 per share
(Description of class of securities)
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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameris Bancorp certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 22, 2024	/s/ Nicole S. Stokes	Chief Financial Officer
(Date)	(Name)	(Title)